Issuer Free Writing Prospectus	Filed Pursuant to Rule 433
Registration No. 333-172617 November 7, 2011

Amgen Inc.

TERM SHEET

Dated November 7, 2011

$1,000,000,000 1.875% Senior Notes due 2014

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated November 7, 2011 and the accompanying prospectus (including the documents incorporated by reference in the accompanying prospectus) relating to these securities.

Issuer:	Amgen Inc.
Ranking:	Senior Unsecured
Principal Amount:	$1,000,000,000
Maturity Date:	November 15, 2014
Coupon:	1.875%
Price to Public:	99.979%, plus accrued interest from November 10, 2011 if settlement occurs after such date
Yield to Maturity:	1.882%
Treasury Benchmark:	0.50% due October 15, 2014
Spread to Benchmark:	150 bps
Interest Payment Dates:	May 15 and November 15 commencing May 15, 2012
Reinvestment Rate:	0.25% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid.
Net Proceeds to Issuer (before expenses):	$997,290,000
Trade Date:	November 7, 2011
Settlement Date:	November 10, 2011 (T+3)
CUSIP:	031162 BJ8
ISIN:	US031162BJ80
Denominations:	$2,000 × $1,000
Ratings:	Moody’s: Baa1 (Stable Outlook) S&P: A+ (Stable Outlook) Fitch: BBB (Stable Outlook)
Underwriters:	Joint Book-Running Managers:
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Senior Co-Managers:
Barclays Capital Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:
SMBC Nikko Capital Markets Limited

Amgen Inc. has filed a registration statement (including a prospectus dated as of March 4, 2011) and a prospectus supplement dated as of November 7, 2011 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Amgen Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or term sheet for complete details. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 800-294-1322; Morgan Stanley & Co. LLC by calling 866-718-1649; or J.P. Morgan Securities LLC by calling 212-834-4533.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.